1-9159

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarter ended June 30, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy allé 2
N-0240 OSLO
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b): 82-__________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
for the six months ending 30 June, 2002

In this Quarterly Report on Form 6-K (the "Report"), references to the "Company" are to Norsk Hydro ASA; references to "Hydro" or the "Group" are to the Company and its consolidated subsidiaries. The Company publishes its consolidated financial statements in Norwegian kroner ("NOK"). In this Report, references to "US dollar", "USD", or "$" are to United States dollars.

CONSOLIDATED RESULTS (US GAAP) (UNAUDITED)

	Second quarter			First half			Year
	2002	**2002**	2001	**2002**	**2002**	2001	2001
Million, except per share data	**NOK**	**EURO[1)]**	NOK	**NOK**	**EURO[1)]**	NOK	NOK
Operating revenues	**44,702**	**6,029**	40,951	**82,741**	**11,159**	82,079	152,835
Operating income	**5,077**	**685**	6,065	**9,900**	**1,335**	13,510	21,083
Non-consolidated investees	**(203)**	**(28)**	83	**(95)**	**(13)**	284	566
Interest income and other financial income	**288**	**39**	737	**874**	**118**	1,404	2,847
Other income, net	**142**	**19**	-	**219**	**30**	179	578
Earnings before interest expense and taxes (EBIT)	**5,304**	**715**	6,885	**10,898**	**1,470**	15,377	25,074
Interest expense and foreign exchange gain/(loss)	**1,754**	**237**	(1,146)	**922**	**124**	(2,323)	(3,609)
Income before taxes and minority interest	**7,058**	**952**	5,739	**11,820**	**1,594**	13,054	21,465
Income tax expense	**(4,214)**	**(568)**	(3,633)	**(6,848)**	**(924)**	(7,834)	(13,750)
Minority interest	**(4)**	**(1)**	74	**-**	**-**	195	177
Net income	**2,840**	**383**	2,180	**4,972**	**670**	5,415	7,892
Earnings per share (in NOK and Euro)	**11.00**	**1.50**	8.40	**19.30**	**2.60**	20.90	30.50
Financial data							
EBITDA – million	**9,125**	**1,231**	9,970	**17,713**	**2,389**	21,329	37,757
Investments – million	**9,652**	**1,302**	3,310	**36,055**	**4,863**	6,224	16,328
Net interest-bearing debt/equity [2)]	**0.48**	**0.48**	0.35	**0.48**	**0.48**	0.35	0.28
Cash flow from operations – million	**3,415**	**460**	3,728	**9,764**	**1,317**	13,372	26,172

1) Presentation in EURO is a convenience translation based on the exchange rate at June 30, 2002, which was 7.4145.

2) Net interest-bearing debt divided by shareholders' equity plus minority interest.

Norsk Hydro's net income in the second quarter of 2002 was NOK 2,840 million (NOK 11.00 per share), compared to NOK 2,180 million (NOK 8.40 per share) for the corresponding period of the prior year. Second quarter 2002 results were significantly influenced by foreign currency effects, including foreign exchange gains of NOK 2,471 million, primarily in connection with loans and financial derivatives, while operating income was NOK 988 million lower than the corresponding period last year. Net income for the first half of 2002 was NOK 4,972 million (NOK 19.30 per share), compared to NOK 5,415 million (NOK 20.90 per share) for the corresponding period of the prior year.

Earnings in all business areas were negatively impacted by a weaker US dollar and a stronger Norwegian kroner. The effect of the weaker US dollar became more pronounced towards the end of the second quarter by a decline of 15 percent in the second quarter on a stand-alone basis compared to 17 percent for the first half of 2002. A continued weakening of the US dollar will negatively affect Hydro's operating results.

"I consider these results satisfactory given current market conditions. It is pleasing to report that internal improvement processes have brought results in the form of lower costs, and that our financial position is still strong at a time of continued uncertainty regarding global economic developments. Our aluminum operation has successfully completed the integration of the acquired companies VAW and Technal. There has been considerable growth in oil and gas production, but it is disappointing that exploration has not increased our resources in any substantial way. Our results to come will be negatively influenced by recent foreign exchange movements and I do not envisage that current market conditions will improve substantially. This underlines the necessity for us to continue placing considerable emphasis on Hydro's improvement processes and strengthening our market positions" says President and CEO, Eivind Reiten.

Hydro achieved record high oil and gas production in the second quarter of 2002. New fields coming on stream, and the acquisition of increased interests in Hydro-operated fields in the North Sea in connection with the purchase of assets of the Nor-

All comparative figures are for the corresponding period in 2001 unless otherwise stated.

wegian State's Direct Financial Interest (SDFI), accounted primarily for the higher production level. Exploration costs amounting to NOK 936 million were expensed in the second quarter, compared to NOK 365 million in the same period of the prior year.

Second quarter 2002 results for Hydro Aluminium include the operations of VAW and Technal, both of which were acquired by Hydro during the first quarter. The increased activity resulting from these acquisitions contributed to the improved results for this business area. Lower aluminum prices, especially when measured in Norwegian kroner, have weakened the results.

Operating results for Hydro Agri after excluding non-recurring items, were slightly lower than the corresponding period in the previous year primarily due to lower prices for ammonia and urea.

Results for the first half of 2002 included an accrual of NOK 6,848 million for income tax expense. This represented approximately 58 percent of income before taxes. During the first half of 2001, income tax expense represented approximately 60 percent of income before taxes and minority interest.

Second quarter 2002

NOK million	Operating income (loss)	Non-cons. inv., Interest & selected fin.items	Other income	Depreciation and amortization	EBITDA
Hydro Oil and Energy	3,686	64	-	2,405	6,155
Hydro Aluminium	711	(198)	-	779	1,292
Hydro Agri	604	51	166	377	1,198
Other Activities	68	(141)	-	256	183
Corporate and Eliminations	8	309	(24)	4	297
Total [1]	5,077	85	142	3,821	9,125

First half 2002

NOK million	Operating income (loss)	Non-cons. inv., Interest & selected fin.items	Other income	Depreciation and amortization	EBITDA
Hydro Oil and Energy	7,393	101	77	4,431	12,002
Hydro Aluminium	1,056	(103)	-	1,238	2,191
Hydro Agri	1,562	176	166	677	2,581
Other Activities	(26)	(89)	-	461	346
Corporate and Eliminations	(85)	694	(24)	8	593
Total [1]	9,900	779	219	6,815	17,713

1) See specification on page 23.

EBITDA for the second quarter of 2002 was NOK 9,125 million, compared to NOK 9,970 million in the corresponding period of the prior year. Operating results for the Aluminum and Agri areas showed improvement, while the Oil and Energy area was weaker.

The reduction in EBITDA for the Oil and Energy area of NOK 1,270 million was largely attributed to lower oil and gas prices and increased exploration costs. The weaker result was partly offset by higher oil and gas production, mainly as a result of new fields coming on stream and the purchase of the SDFI assets on Norwegian fields. Moreover, the planned maintenance shutdown during the second quarter of 2001, resulted in a considerable production shortfall of 24,000 barrels of oil equivalents per day (boed), while the effect of the maintenance shutdown in the second quarter of this year was insignificant. Exploration costs for the second quarter of 2002 amounted to NOK 936 million (NOK 365 million) and NOK 1,650 million (NOK 645 million) in the first half of 2002. The increase compared to prior year was due to disappointing results from international exploration.

EBITDA for Aluminium increased by NOK 403 million, mainly due to the inclusion of VAW and Technal in Hydro's operating results. Integration measures and initiated improvement programs are proceeding according to plan. The aluminum industry remains difficult due to low prices and tighter product premiums and value-added margins.

EBITDA for Agri increased by NOK 190 million compared to the second quarter of the prior year.

Operating results of non-consolidated investees reflected a loss of NOK 203 million in the second quarter, compared to earnings of NOK 83 million in the corresponding period of the prior year. Foreign currency losses, in connection with alumina operations in Brazil, and weak results due to lower aluminum and fertilizer prices, accounted a large part for the adverse change.

Other items of NOK 142 million related primarily to earnings from the divestment of non-core businesses in the Agri area.

Cash flow from operations was NOK 9.8 billion (NOK 13.4 billion). The decline resulted from lower earnings in the second quarter of 2002 compared to the same period in the prior year.

Investments in the second quarter were NOK 9.7 billion. This includes purchase of SDFI interests in the North Sea totaling NOK 5.5 billion, whereof NOK 2.1 billion represents the gross-up effect of deferred tax on these investments and has no cash effect. However, the NOK 2.1 billion is included in the book value of the investment and a corresponding deferred tax liability is recorded on the balance sheet. Payment of the net investment in SDFI interests of NOK 3.4 billion took place in June and July with payments of NOK 1.1 billion and NOK 2.3 billion, respectively.

HYDRO OIL AND ENERGY

EBITDA

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Exploration and Production	**5,776**	6,902	**11,141**	13,964	25,768
Energy and Oil Marketing	**379**	523	**861**	1,355	1,836
Total	**6,155**	7,425	**12,002**	15,319	27,604

Operating income

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Exploration and Production	**3,394**	5,104	**6,702**	10,350	17,813
Energy and Oil Marketing	**292**	448	**691**	1,022	1,365
Eliminations	**-**	(1)	**-**	(1)	-
Total	**3,686**	5,551	**7,393**	11,371	19,178

	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Oil and gas production (thousands boe/d)	**482**	385	**465**	406	421
Oil price (USD/bbl)	**24.37**	27.30	**22.84**	26.80	24.20
Oil price (NOK/bbl)	**198.36**	250.40	**193.79**	241.50	217.20
Average exchange rate NOK/USD	**8.14**	9.16	**8.48**	9.01	8.98
Gas price (NOK/Sm^3)	**0.89**	1.27	**0.98**	1.31	1.21
Exploration expense (NOK million)	**936**	365	**1,650**	645	1,400

Hydro Oil and Energy consists of two sub segments: "Exploration and Production" and "Energy and Oil Marketing." EBITDA for Oil and Energy was NOK 6,155 million for the second quarter of 2002. This was NOK 1,270 million or 17 percent lower than the second quarter of 2001. EBITDA for the first half of 2002 was NOK 12,002 million, a decline of 22 percent compared to the corresponding period of last year.

EXPLORATION AND PRODUCTION

EBITDA for Exploration and Production for the second quarter of 2002 was NOK 5,776 million, approximately 16 percent lower than in the second quarter of 2001. EBITDA for the first half of 2002 declined by approximately 20 percent. The decline was primarily due to lower oil and gas prices, as well as increased exploration costs expensed relating to international activities. Oil and gas production increased approximately 15 percent resulting in a positive contribution for the quarter. Operating income for the second quarter was NOK 3,394 million compared to NOK 5,104 million in the corresponding period of the prior year.

Hydro's production of oil and gas in the second quarter of 2002 was 482,000 boed, an increase of 97,000 barrels compared to the corresponding period of the prior year. Oil production increased by 21 percent. The increase in production was primarily attributable to production from the new fields, Terra Nova in Canada, Girassol in Angola and Snorre B in Norway, which came on stream in January 2002, December 2001 and July 2001, respectively.

In addition, the effect of a planned maintenance shutdown during the second quarter of 2001, reduced production by approximately 24,000 barrels per day. A similar shutdown is scheduled for the third quarter of 2002.

Hydro also purchased SDFI assets during the first quarter of 2002 which increased production volumes from the Oseberg fields by approximately 35,000 barrels per day from the acquisition date of May 10, 2002, representing an average increase of 20,000 barrels per day during the second quarter.

Hydro's overall oil production on the Norwegian Continental Shelf declined by approximately 3,000 barrels per day during the quarter, mainly due to production limitations set by the Norwegian government. The production limitations for the first half of 2002 averaged approximately 7,500 barrels per day. No production limitations have been set for the second half of 2002.

Gas production for the second quarter 2002 was approximately 40 percent higher than in the corresponding period of the prior year, with the Troll and Sleipner fields contributing the largest increases. The increase reflects more historically normal sales under long-term contracts compared to the previous year, when sales were unusually low.

The average crude oil price in the second quarter of 2002 was USD 24.4 per barrel, compared with USD 27.3 per barrel in the same period of the previous year. Measured in Norwegian kroner, the oil price declined by approximately 21 percent. Average realized gas prices were NOK 0.89 per standard cubic meter (Sm^3), 30 percent lower than in the corresponding period of the previous year.

Exploration costs for the second quarter and the first half of 2002 amounted to NOK 936 million and NOK 1,650 million, respectively, compared to NOK 365 million and NOK 645 million in the comparable periods of the prior year. Approximately NOK 400 million of the increase in the second quarter of 2002 relates to the write-off of previously capitilized exploration costs and costs associated with oil and gas acquisitions, the result of disappointing drilling results in Blocks 25 and 34 in Angola and in Trinadad and Tobago. However, oil discoveries were made in Libya.

Overall exploration activity on the Norwegian Continental Shelf was at a lower level than the prior year. However, oil was discovered in the Stær geological structure in the vicinity of the Norne field during the second quarter. An appraisal well was drilled on the Ormen Lange field, confirming expected gas reserves and providing important information supporting the development plans for this field.

On March 19, 2002, Hydro entered into an agreement with the Norwegian State to purchase interests in eight oil and gas licenses in the North Sea. This transaction increased Hydro's interests in the Oseberg, Tune and Grane fields, where the company is operator, to 34, 40 and 38 percent, respectively. Hydro has agreed to pay NOK 3.45 billion for the license interests. The transaction was completed and is reflected in Hydro's operating results from the acquisition date of May 10, 2002. The agreement was effective from January 1, 2002. However, net cash flows relating to these operations prior to the acquisition date have been allocated as a reduction of the purchase price.

Hydro signed an agreement with Marathon Oil on January 7, 2002, relating to the sale of interests in exploration and production licenses 203 and 150 on the Norwegian Continental Shelf. The agreement has been approved by the Norwegian authorities. Under the agreement Marathon will assume operator responsibility for license 203. Hydro recorded a gain of approximately NOK 180 million related to this transaction in the second quarter.

As part of the 17th licensing round on the Norwegian Continental Shelf, Hydro has been allocated operator responsibility and ownership interests in several interesting areas. Hydro has been allocated a 30 percent interest and operatorship in license 283 relating to the Fles Nord field, a 60 percent interest and operatorship in license 286 relating to the Norlandsryggen field, and a 25 percent interest in license 282 relating to the Fles Sør field. All of the fields are in the Vøring basin which is approximately 150 kilometers northwest of the Åsgard field in the Haltenbanken sector of the Norwegian sea. Hydro considers this area particularly interesting because of the potential for major gas reserves.

On July 17, 2002, Hydro announced a settlement of the dispute with the European Commission related to the past joint marketing of natural gas by producers on the Norwegian Continental Shelf through the Gas Negotiating Committee (GFU). Hydro, together with the other companies that sold gas through the GFU, as well the Norwegian government, maintained that the GFU system was imposed upon the companies by the Norwegian State and was thus, in compliance with the competition regulations in force within the EU and EAA areas. The Norwegian government abolished the GFU system by Royal Decree on June 21, 2001. Hydro, as well as other gas producing companies operating on the Norwegian Continental Shelf, now market and sell gas by means of individual contracts with buyers. Hydro has provided the EU Commission with confirmation that 2.2 billion in total cubic meters of gas will be made available to new customers, on normal commercial terms, during the period from June 1, 2001 to September 30, 2005. A part of this volume has already been contracted.

ENERGY AND OIL MARKETING

EBITDA for Energy and Oil Marketing was NOK 379 million in the second quarter of 2002, a reduction of 28 percent compared to the same period of the prior year. EBITDA for Energy and Oil Marketing declined 27 percent in the first half of 2002 compared to the same period of the prior year, after excluding a gain of NOK 179 million in the first half of 2001 related to the sale of electricity grid assets in Norway.

EBITDA and operating income from the Power Sourcing and Marketing activities decreased by approximately NOK 50 million in the second quarter of 2002 compared to the same period of the previous year. During the second quarter of 2002, power production increased approximately 10 percent to 2.7 TWh compared to the corresponding period of the prior year. Average spot prices for the quarter were 12.3 øre per kWh, reflecting a decline of approximately 39 percent compared to same period of the prior year. Higher inflows into water reservoirs contributed to the higher production volumes and lower spot prices.

EBITDA and operating income from Gas Sourcing and Marketing activities in the second quarter were similar to the corresponding period of the previous year.

Lower refinery margins contributed to a reduction of operating income of NOK 127 million relating to oil trading and refining operations in the second quarter of 2002 compared to the same period of the previous year. Hydro's average refinery margin for the second quarter of 2002 was USD 2.38 per barrel, compared to USD 4.92 for the same period of the prior year. Earnings for the first half of 2002 included inventory gains of NOK 51 million, compared to NOK 102 million for the corresponding period of the previous year.

EBITDA for Oil Marketing in the second quarter of 2002 was NOK 68 million, compared to NOK 28 million in the same period of the prior year. The increase reflects improved margins including the effects of an inventory gain of NOK 14 million. Volumes remained substantially unchanged compared to same period last year.

Hydro's share of net income in the retail marketing company, Hydro Texaco, was NOK 37 million in the first half of 2002, compared to NOK 16 million in the same period of the prior year.

HYDRO ALUMINIUM

EBITDA

NOK million	Second quarter 2002	Second quarter 2001[1]	First half 2002	First half 2001[1]	Year 2001[1]
Metals	**715**	624	**1,265**	1,998	2,182
Rolled Products	**82**	36	**110**	91	162
Extrusion and Automotive	**331**	179	**525**	513	632
Other and eliminations	**164**	50	**291**	(283)	(433)
Total	**1,292**	889	**2,191**	2,319	2,543

Operating income

NOK million	Second quarter 2002	Second quarter 2001[1]	First half 2002	First half 2001[1]	Year 2001[1]
Metals	**568**	408	**824**	1,451	788
Rolled Products	**(76)**	10	**(90)**	37	58
Extrusion and Automotive	**55**	25	**31**	122	(228)
Other and eliminations	**164**	52	**291**	(282)	(433)
Total	**711**	495	**1,056**	1,328	185

	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Aluminum price LME (US dollar/tonne)	**1,377**	1,511	**1,386**	1,536	1,454

1) Hydro has changed its presentation to include all unrealized gains and losses related to the LME contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

As of the first quarter of 2002, the Aluminium business area is comprised of all of Hydro's and VAW's aluminum activities other than VAW's Flexible Packaging operations which are included in "Other Activities." The new Aluminium business area is comprised of the following segments:

- Metals (Primary Metals and Metal Products)
- Rolled Products
- Extrusion and Automotive (including the North America unit)

Prior year amounts have been restated in accordance with this organizational structure.

Hydro completed the acquisition of the German aluminum company, VAW Aluminium AG (VAW), on March 15, 2002. The operating results of VAW are included in Hydro's consolidated results from this date. Effective July 1, 2002, VAW has been fully integrated into the operations of Hydro Aluminium.

In January 2002 Hydro completed the acquisition of Technal, a French building systems company. Technal's operating results are included in Hydro's consolidated results from January 26, 2002.

Hydro Aluminium has initiated an improvement program in order to improve efficiency and reduce administrative cost in former Light Metal units, capture synergies from the integration process with VAW and improve efficiency within VAW units. These programs are expected to generate significant staff reductions and other cost savings resulting in total expected savings of NOK 1.6 billion from 2004. Costs directly related to these programs are estimated to be NOK 520 million and NOK 260 million for 2002 and 2003 respectively and NOK 780 million in total during the two-year period. Related costs incurred for the first half of 2002 were NOK 127 million. Part of these costs are related to staff reductions in VAW from co-ordination and efficiency improvements within overhead functions that were planned during the acquisition process. This part of the costs are recorded as liabilities for purposes of allocating the purchase price to the acquired operations and will therefor not effect the results for 2002.

Hydro Aluminium's EBITDA for the second quarter of 2002 was NOK 1,292 million, reflecting an improvement of approximately 45 percent compared to the same period of the previous year. The increase resulted primarily from the contributions made by VAW and Technal, and the effects of cost reduction measures. Excluding the VAW and Technal contributions, second quarter 2002 EBITDA declined approximately 61 percent, primarily due to lower realized aluminum prices measured in Norwegian kroner. Results from non-consolidated investees were negative, primarily as a result of currency losses of NOK 215 million on USD-denominated loans relating to Hydro's investment in the Brazilian alumina producer, Alunorte. During the quarter, the Brazilian Real declined approximately 22 percent against the US dollar. EBITDA for the first half of 2002 was NOK 2,191 million, a reduction of 6 percent compared to the same period of the prior year. Operating income for the second quarter of 2002 was NOK 711 million, an increase of 44 percent from the same period in the prior year.

Second quarter 2002 EBITDA included non-recurring items of NOK 298 million. Of this amount, NOK 188 million represents increased cost of goods sold relating to inventories acquired as part of the VAW transaction which were recorded at estimated fair values at acquisition. The effect of the acquired inventories for the first half of 2002 was NOK 253 million. As of the end of the second quarter, all of the acquired inventories had been sold and similar effects are not expected in future periods. In addition, non-recurring charges included NOK 110 million relating to staff reductions and costs related to the VAW integration. Work force reductions relating to the Magnesium restructuring program amounted to 416 employees for the first half of 2002 while other cost reduction initiatives resulted in a reduction of 384 employees in the same period.

METALS

Metals includes Hydro's former Aluminium Metal Products including remelt activities in Europe and Magnesium metal activities and the primary materials and metal products activities of VAW. Such activities related to North America are now included in the Extrusion and Automotive segment.

EBITDA for Metals in the second quarter of 2002 was NOK 715 million, an increase of 15 percent compared to the same period of the prior year. EBITDA in the first half of the year was NOK 1,265 million, compared to NOK 1,998 million in the corresponding period of the prior year. The activities acquired as part of the VAW acquisition contributed approximately NOK 495 million in the second quarter, despite the unusually high cost of goods sold from VAW inventories which were valued at estimated fair values at acquisition. This effect amounted to NOK 51 million in the second quarter (NOK 77 million for the first half of 2002). EBITDA from activities in the former Hydro Aluminium decreased by 65 percent due to lower prices and product premiums in NOK. Operating results were influenced by VAW integration costs of NOK 28 million. Results from non-consolidated investees were negatively impacted by the above-described currency effect in Alunorte, in the amount of NOK 215 million in the second quarter (NOK 238 million in first half of 2002).

Hydro realized an LME price of USD 1,381 per tonne for the second quarter compared to 1,538 per tonne for the same period of the prior year, a reduction of 10 percent. Measured in NOK, the price reduction was 13 percent.

Volumes were increased with the VAW business, while the former Hydro business showed a stable performance. Product margins improved during the quarter, but on a continued low level.

Earnings from metal trading in the second quarter was slightly lower than the same quarter last year.

ROLLED PRODUCTS

EBITDA for Rolled products for the second quarter was NOK 82 million compared to NOK 36 million for the comparable period of the previous year, an increase of NOK 46 million. Operating income for the second quarter of 2002 was negative NOK 76 million, a decline of NOK 86 million compared to the corresponding period of the previous year. Lower margins for the Norwegian mills resulted in a decline of approximately NOK 50 million. Staff reduction and integration costs amounted to NOK 40 million. Weak market conditions and the appreciation of the NOK resulted in downward pressure on standard product margins.

Activities relating to acquired VAW plants contributed NOK 137 million to second quarter 2002's EBITDA for Rolled Products, despite non-recurring charges of NOK 123 million resulting from the revaluation of inventories at acquisition. The acquired units increased the sales volume by 9 percent compared to the corresponding period of the prior year, while order intake improved by 20 percent. Margins declined as a result of the strong Euro against currencies in export countries outside the Euro zone.

EXTRUSION AND AUTOMOTIVE

EBITDA for Extrusion and Automotive for the second quarter of 2002 was NOK 331 million, representing an improvement of NOK 152 million compared to the corresponding period of the prior year. Excluding the operations of Technal and VAW, EBITDA decreased by NOK 7 million. Non-recurring charges of NOK 28 million, relating to staff reductions and the VAW integration and NOK 15 million of cost of goods sold as a result of inventory in the VAW units being fair valued at the date of acquisition, were incurred in the second quarter of 2002, compared to NOK 54 million in the second quarter of the prior year. The decrease in underlying performance of NOK 33 million was mainly due to lower volumes in the North American extrusion business and lower margins in the Automotive business.

HYDRO AGRI

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
EBITDA	**1,198**	1,008	**2,581**	2,578	4,402
Operating income	**604**	255	**1,562**	1,261	2,114

Hydro Agri is comprised of Hydro's former "Plant Nutrition" and "Gas and Chemicals" segments, whose operating results were previously disclosed separately. KFK, which was previously included in Hydro Agri, has been included in "Other Activities" as of January 1, 2002.

EBITDA for Hydro Agri for the first half of 2002 was NOK 2,581 million, which is on the same level as the corresponding period in the prior year. EBITDA for the second quarter of 2002 of NOK 1,198 million represents an increase of 19 percent compared to the corresponding period of the prior year. Non-recurring gains totaling NOK 186 million resulting from the divestment of activities were recorded in the second quarter of 2002, while the corresponding period of the prior year included a non-recurring charge of NOK 232 million in connection with rationalization measures. The underlying development in EBITDA reflects a decline for the second quarter of 2002 and the first half of the year.

Operating income for the second quarter of 2002 was NOK 604 million, an improvement of NOK 349 million compared with the second quarter 2001 figure. Operating income for the second quarter of 2001 included non-recurring charges of NOK 392 million relating to the rationalization measures and plant write-downs. Operating income for the second quarter of 2002 was not affected by the above-mentioned positive non-recurring items of NOK 186 million that influenced EBITDA.

Operating results for the first half of 2002 was negatively affected by lower international fertilizer prices. This was partly offset by lower oil and gas prices, resulting in lower production costs for ammonia. The aggregate negative price effects for the first half of 2002, when compared to the corresponding period of the prior year, exceeded NOK 1 billion. Approximately half of this amount was offset by lower variable costs attributable primarily to the reduction in European gas prices. European fertilizer prices fell by approximately 10 percent compared with the prior year, while international ammonia and urea prices decreased by 43 and 6 percent, respectively, compared with the same period of the prior year.

Sales development for fertilizer in European markets was lower than expected for the first half of 2002. Total sales increased in Europe by 2 percent compared with the first half of 2001, reflecting weak development in volumes sold. Sales volumes in the second quarter increased as expected in Germany, France and the UK, while volumes in Northern and Southern Europe displayed a weaker trend as a result of weaker international agricultural product prices and distribution-chain inventory depletions from the summer of 2001 to the summer of 2002. However, substantial focus on maintaining satisfactory profitability in Europe continues notwithstanding the further declines in fertilizer consumption.

Fertilizer sales volumes outside Europe displayed a very positive trend in the second quarter while volumes sold were approximately 10 percent higher than in Europe for the first six months of 2002 compared to the same period in the previous year. Developments were particularly positive in Africa and Latin America, where Hydro Agri increased market share throughout the first half of 2002.

The price development for nitrogen products in Europe was negatively impacted by low international nitrogen prices. European nitrate prices declined compared with the first half of the prior year and, as of the end of the second quarter of 2002, were approximately 10 percent lower. However, nitrate margins, excluding urea, remain at a satisfactory level.

Earnings relating to the industrial gas and chemicals business were also satisfactory in the second quarter with an overall improved result achieved. The nitrogen chemical sector, in particular, improved as a result of lower raw material prices.

Fixed costs were further reduced throughout the first six months of 2002 and are currently NOK 230 million lower than the corresponding period of the prior year. This improvement reflects continued rationalization as well as divestments of non-core businesses that were unable to achieve satisfactory results.

In the course of the second quarter of 2002, Hydro sold its ownership interest in KA Rasmussen, divested parts of the formate activity, and reorganised its Vlaardingen operation in the Netherlands into a new joint venture company with the Chilean speciality fertilizer producer, SQM. In total, these actions have resulted in a non-recurring positive contribution to EBITDA of NOK 186 million.

Hydro signed a letter of intent with Cargill to divest its 50 percent ownership interest in Farmland Hydro during the second quarter of 2002. The planned divestment will further streamline operations and increase Hydro Agri's concentration on its core activities.

OTHER ACTIVITIES

EBITDA

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Petrochemicals	**103**	137	**131**	246	363
KFK	**92**	87	**172**	89	350
Flexible Packaging	**98**	-	**110**	-	-
Other	**(110)**	(136)	**(67)**	(227)	502
Total	**183**	88	**346**	108	1,215

Operating Income

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Petrochemicals	**13**	21	**(33)**	17	(101)
KFK	**3**	4	**(11)**	(86)	(26)
Flexible Packaging	**35**	-	**36**	-	-
Other	**17**	(281)	**(18)**	(367)	(214)
Total	**68**	(256)	**(26)**	(436)	(341)

Other activities consist of Petrochemicals, KFK, VAW Flexible Packaging, Pronova, the industrial insurance company, Industriforsikring, and Hydro Business Partner.

PETROCHEMICALS

EBITDA for Petrochemicals declined by NOK 34 million in the second quarter of 2002 compared with the same period of the prior year. Both operating income and the income from associated companies are reflected in the weaker results. Lost production due to a scheduled maintenance shutdown at Rafnes had a negative impact on the result of approximately NOK 50 million.

In the first half of 2002, EBITDA declined by NOK 115 million compared with the same period in the previous year. The lower results were mainly due to a reduction in the price of S-PVC of approximately 17 percent compared to the prior year, partly offset by lower raw materials costs for wet gas and purchased ethylene. The price of caustic soda declined by approximately 33 percent compared with the first half of the prior year. Results from non-consolidated investees were approximately NOK 42 million lower compared to the same period of the previous year.

A/S KORN- OG FODERSTOFKOMPAGNIET – KFK

EBITDA for KFK in the second quarter of 2002 was NOK 92 million, representing an increase of NOK 5 million compared with the same period of the prior year. The fish feed business demonstrated positive developments while sales volumes of grain and animal feed declined.

KFK achieved an EBITDA of NOK 172 million in the first half of 2002 compared to NOK 89 million in the same period of the prior year. Margins improved for both the animal and the fish feed operations. In addition, a positive contribution was made by the newly-acquired farm management company, Dansk Primær Landbrug A/S. Non-recurring costs related to staff reductions, amounting to NOK 38 million, were charged to EBITDA in the first quarter of the prior year.

FLEXIBLE PACKAGING

EBITDA for Flexible Packaging in the second quarter of 2002 was NOK 98 million. During the second quarter of 2002 market conditions for the European business weakened, while the Asian business environment improved. The activities in Flexible Packaging are included in Hydro's operating results from March 15, 2002.

FINANCE

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Interest income	**442**	660	**915**	1,295	2,775
Dividends received / net gain (loss) on securities	**(154)**	77	**(41)**	109	72
Interest income and other financial income	**288**	737	**874**	1,404	2,847
Interest expense	**(844)**	(943)	**(1,661)**	(1,887)	(3,721)
Capitalized interest	**158**	193	**275**	368	685
Net foreign exchange gain (loss)	**2,471**	(375)	**2,375**	(740)	(416)
Other	**(31)**	(21)	**(67)**	(64)	(157)
Interest expense and foreign exchange gain/(loss)	**1,754**	(1,146)	**922**	(2,323)	(3,609)
Net financial income (expense)	**2,042**	(409)	**1,796**	(919)	(762)

Net financial income for the second quarter was NOK 2,042 million (including a foreign currency gain of NOK 2,471 million),compared to an expense of NOK 409 million (including a foreign currency loss of NOK 375 million) in the corresponding period of the prior year. Approximately NOK 2 billion of the total currency gain in the second quarter of 2002 was attributed to the weakening of the US dollar against the Norwegian kroner and the Euro by approximately 15 percent and 11 percent, respectively. In addition, the weakening of other currencies such as the Canadian dollar and the Euro against the Norwegian kroner generated foreign exchange gains which were partly offset by losses on accounts receivables. Hydro's US dollar exposure against the Norwegian kroner which affects financial items amounts to a net underlying exposure of USD 1.3 billion. In addition, the acquisition of VAW has resulted in a US dollar exposure against the Euro and the Australian dollar amounting to a net underlying exposure of just under USD 1 billion.

Capitalized interest in connection with plant under construction represented NOK 158 million in the second quarter, compared with NOK 193 million in the corresponding period of the prior year.

Cash and bank deposits at the end of the second quarter amounted to NOK 7.1 billion, a reduction of NOK 20 billion from the beginning of the year, mainly due to the purchase of VAW.

Net interest bearing debt at the end of the second quarter was NOK 36.2 billion, an increase of NOK 15.1 billion from the beginning of the year. NOK 20.8 billion of the net increase was attributable to the acquisition of VAW.

Hydro's debt/equity ratio, calculated as net interest bearing debt divided by equity plus minority interests, was 0.48 at the end of the second quarter. This was below previous expectations due to good cash inflow and a lower interest-bearing debt due to foreign currency effects. The main part of the SDFI investment was paid in July, somewhat later than previously anticipated. Hydro's target debt/equity ratio is 0.5.

TAXES

The provision for current and deferred taxes for the first half of 2002 amounted to NOK 6,848 million, approximately 58 percent of net income. This amount is mainly comprised of current taxes. The equivalent figures for the first half of 2001 were NOK 7,834 million and 60 percent.

The Supreme Court of Norway ruled in favor of Norsk Hydro ASA in a tax case concerning the deduction taken for the loss recorded on the sale of shares in Norsk Hydro Canada Inc. in 1990 to Norsk Hydro Danmark AS. The ruling resulted in Hydro receiving a refund of NOK 420 million for previously paid tax. In addition, Hydro obtained tax-free interest compensation of NOK 130 million. The total gain of NOK 550 million was recorded as income in the second quarter. Excluding the ruling, the tax percentage for the first half of 2002 would have been approximately 62 percent.

The high tax percentage in both 2002 and 2001 was due to the marginal tax rate of 78 percent for oil and gas operations in Norway, which accounted for a relatively major share of earnings.

Oslo, 22 July 2002
The Board of Directors

CHANGES IN SHAREHOLDERS' EQUITY

NOK million	June 30, 2002	June 30, 2001	Year 2001
Shareholders' equity at beginning of period	**74,793**	71,227	71,227
Net income	**4,972**	5,415	7,892
Dividend declared and paid	**(2,576)**	(2,470)	(2,470)
Foreign currency translation, net	**(4,936)**	(343)	(793)
Hedge of net investment and cash flow hedge	**1,725**	(122)	225
Other items recorded directly to shareholders' equity	**(9)**	63	(356)
Purchase (reissue) of treasury stock	**1**	(1,155)	(932)
Shareholders' equity at end of period	**73,970**	72,615	74,793

All figures are based on generally accepted accounting principles in the United States (US GAAP) unless otherwise stated.
Hydro's accounting principles are included in its 2001 Annual Report. The principles are similar for the interim accounts, with the exception of the new accounting standards implemented on January 1, 2002 in accordance with the description in the 2001 Annual Report and in this Report.
Interim figures are unaudited.

GOODWILL AND OTHER INTANGIBLE ASSETS

Beginning January 1, 2002 Hydro adopted Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations" and Statement No. 142 (SFAS 142), "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001.

Under SFAS 142, goodwill and certain other intangible assets are no longer systematically amortized but reviewed at least annually for impairment. The largest portion of goodwill was recorded in the Extrusion and Automotive sub segment. Hydro has determined that the reporting unit level where goodwill is to be recorded is the sector level. Hydro is required to complete the first step of the transitional goodwill impairment test within six months from the adoption date and the second step by the end of the 2002 calendar year This step requires Hydro to compare the fair value of sectors with goodwill to the carrying value of the net assets of the respective sectors. If this assessment indicates that the fair value is less than the carrying value for certain sectors, such sectors will then be subject to the second step of the impairment test which can lead to identifying and measuring impairments to goodwill.

The first step of the transitional of goodwill impairment test has been completed and indicates that further analysis is necessary for the North America sector. The second step of the impairment test, which measures the amount of goodwill impairment, if any, will be completed in the second half of 2002. The net carrying value of goodwill in the North America sector amounts to NOK 804 million. The amount of the potential impairment of this goodwill, if any, is expected to be substantially less.

Under SFAS 142, intangible assets determined to have indefinite useful lives are not amortized until a finite life can be estimated. These intangible assets are subject to impairment testing on an annual basis. Hydro determined that trademarks, in connection with the Technal acquisition in January 2002 within the Extrusion and Automotive segment, has indefinite useful life. The carrying value of the trademarks was NOK 200 million as of June 30, 2002.

The following table reconciles the reported Earnings Before Interest Expenses and Taxes (EBIT), reported net income, and reported earnings per share to that which would have resulted for the second quarter ended June 30, 2001 and the first half of 2001, and for the year ended December 31, 2001, assuming SFAS 142 were adopted January 1, 2001.

NOK million, except per share data	Second quarter 2001	First half 2001	Year 2001
Reported earnings before interest expenses and taxes (EBIT)	6,885	15,377	25,074
Goodwill amortization	31	76	161
Pro forma EBIT	6,916	15,453	25,235
Net income	2,180	5,415	7,892
Goodwill amortization (after tax)	31	76	161
Proforma net income	2,211	5,491	8,053
Reported earnings per share	8.40	20.90	30.50
Goodwill amortization per share	0.10	0.30	0.60
Pro forma earnings per share	8.50	21.20	31.10

Hydro has following intangible assets and goodwill, included in Other Assets:

	June 30, 2002			June 30, 2001		
NOK million	Gross carrying amount	Accumulated amortization/ impairment	Net	Gross carrying amount	Accumulated amortization/ impairment	Net
Intangible assets with finite useful life	**3,357**	**(1,491)**	**1,866**	1,333	(738)	595
Intangible assets with indefinite useful life	**197**	**-**	**197**	-	-	-
Total intangible assets	**3,554**	**(1,491)**	**2,063**	1,333	(738)	595
Goodwill			**1,187**			1,330
Goodwill in non-consolidated investees accounted for by the equity method			**232**			282

NOK million	Extrusion and Automotive	Other	Total
Balance at December 31, 2001	1,042	223	1,265
Adjustments:			
Goodwill acquired	185	-	185
Other	(167)	(96)	(263)
Balance at June 30, 2002	**1,060**	**127**	**1,187**

EBITDA[1] AND RECONCILIATION TO INCOME BEFORE TAXES AND MINORITY INTEREST

Hydro's steering model, Value-Based Management, reflects Hydro's focus on cash flow-based indicators, before and after taxes, to measure performance in Hydro's operating segments. EBITDA, which Hydro defines as income/(loss) before tax, interest expense, depreciation, amortization and write-downs is an approximation of cash flow from operations before tax. EBITDA is a measure that includes in addition to operating income, interest income and other financial income, results from non-consolidated investees and gains and losses on sales of activities classified as "Other income, net" in the income statement. It excludes depreciation, write-downs and amortization, as well as amortization of excess values and goodwill in non-consolidated inves-tees. Hydro's definition of EBITDA may differ from that of other companies.

EBITDA should not be construed as an alternative to operating income and income before taxes as an indicator of the company's operations in accordance with generally accepted accounting principles. Nor is EBITDA an alternative to cash flow from operating activities in accordance with generally accepted accounting principles. Hydro's definition of EBITDA can differ from that of other companies.

The EBITDA figures by core business area are presented in the table below, in addition to the reconciliation from EBITDA to income before taxes and minority interest.

	Second quarter		First half		Year
NOK million	**2002**	2001	**2002**	2001	2001
Hydro Oil and Energy	**6,155**	7,425	**12,002**	15,319	27,604
Hydro Aluminium	**1,292**	889	**2,191**	2,319	2,543
Hydro Agri	**1,198**	1,008	**2,581**	2,578	4,402
Other Activities	**183**	88	**346**	108	1,215
Corporate and Eliminations	**297**	560	**593**	1,005	1,993
Total EBITDA [1]	**9,125**	9,970	**17,713**	21,329	37,757
Depreciation, depletion and amortization [2]	**(3,670)**	(3,061)	**(6,637)**	(5,893)	(12,534)
Amortization of excess values in non-consolidated investees	**(151)**	(24)	**(178)**	(59)	(149)
Interest expense	**(844)**	(943)	**(1,661)**	(1,887)	(3,721)
Capitalized interest	**158**	193	**275**	368	685
Net foreign exchange gain/(loss)	**2,471**	(375)	**2,375**	(740)	(416)
Other financial items	**(31)**	(21)	**(67)**	(64)	(157)
Income before tax and minority interest	**7,058**	5,739	**11,820**	13,054	21,465

EBITDA information by segment in each of the core business areas, as well as explanation of the financial performance of each segment, is included in the presentation of the business areas.

1) EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.

2) This includes write-downs of property, plant and equipment included in restructuring costs of NOK 261 million in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Hydro's cash holdings (cash and cash equivalents) as of June 30, 2002, were NOK 7,148 million, a decrease of NOK 20,000 million, compared to its cash position of NOK 27,148 million as of December 31, 2001. The primary reason for the substantial decrease in the Company's cash and cash equivalents balance is the completion of the VAW acquisition which was fully funded by Hydro's cash reserves in March, 2002.

Net cash flow from operations amounted to NOK 9,764 million in the first six months of 2002, compared to NOK 13,372 million in the same period last year. The decrease was due to lower earnings in the first half of 2002 compared to the same period in the prior year.

Cash used for investing activities in the second quarter of 2002 was NOK 23,743 million, NOK 17,989 million higher than the corresponding period of the prior year. Purchases of long-term investments, principally the VAW and Technal acquisitions, accounted for the largest portion of the Company's investing activities.

During the first half of 2002, NOK 5,492 million was used in financing activities. By comparison NOK 3,937 million was used in the corresponding period of the prior year. The increase was primarily due to higher bank loan repayments in the first half of 2002 compared to the same period in the prior year.

DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11 in the Company's Form 20-F for 2001.

During the first six months of 2002, the Company's positions in certain aluminum, oil, and other financial instruments, and their related market prices, have changed in a manner that increased its exposure to risks related primarily to foreign currency. This was mainly due to the integration of financial instruments from VAW AG and its subsidiaries and to the weakening of the US dollar against the Norwegian kroner in the first six months of 2002. This has led to an increase and decrease in the hypothetical losses in the fair value of financial instruments and of commodity instruments, respectively, as disclosed in the sensitivity analysis provided under Item 11 in the Company's annual report on Form 20-F for the year ended December 31, 2001. As discussed therein, the hypothetical loss does not include, among other things, certain positions necessary to reflect the net market risk of the Group. Therefore, Hydro's management cautions against relying on the information presented.

The remaining activities for the first six months of 2002 have not materially impacted the other hypothetical losses in the fair value that were disclosed in the sensitivity analysis provided under Item 11 in the Company's annual report on Form 20-F for the year ended December 31, 2001.

IMPACT OF NEW ACCOUNTING STANDARDS

FASB Statement No. 145: In April 2002, FASB issued SFAS **145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections"** with an effective date of May 15, 2002.

The significant item of SFAS 145 relates to the amendment of FASB Statement No. 13, "Accounting for Leases". It requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Specifically, it requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of FASB Statement No. 98. Adoption of SFAS 145 had no significant effect on Hydro's results of operations and financial position. The standard is not expected to have a significant impact on Hydro's future results of operations and financial position.

FORWARD LOOKING STATEMENTS

In order to utilize the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Hydro is providing the following cautionary statement:

This document contains (and oral communications made by or on behalf of Hydro may contain) forecasts, projections, estimates, statements of managements' plans, objectives and strategies for Hydro, such as planned expansions, investments or other projects, targeted production volumes, capacity or rate, start-up costs, cost reductions, profit objectives, and various expectations about future developments in Hydro's markets (particularly prices, supply and demand, and competition), results of operations, margins, risk management and so forth. These forward-looking statements are based on a number of assumptions and forecasts, including world economic growth and other economic indicators (including rates of inflation and industrial production), trends in Hydro's key markets, and global oil and gas, aluminum and fertilizer supply and demand conditions. By their nature, forward-looking statements involve risk and uncertainty and various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001, and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission.

INDEPENDENT ACCOUNTANTS REPORT

To the Board of Directors and shareholders of Norsk Hydro ASA
Oslo, Norway

We have reviewed the accompanying condensed consolidated balance sheets of Norsk Hydro ASA and its subsidiaries as of 30 June, 2002 and 2001, and the related condensed consolidated statements of income and of cash flows for each of the six month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America. The objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Norsk Hydro ASA and subsidiaries as of 31 December, 2001, and the related consolidated statements of income, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated 28 February, 2002, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements as of 31 December, 2001, and for the year then ended, are fairly stated, in all material respects, in relation to the consolidated financial statements from which they were derived.

DELOITTE & TOUCHE AS

Deloitte & Touche

Oslo, Norway
22 July, 2002

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Second quarter			Six months ended June 30,			Year ended December 31,
	2002	**2002**	2001	**2002**	**2002**	2001	2001
Million, except per share data	**NOK**	**EURO[1)]**	NOK	**NOK**	**EURO[1)]**	NOK	NOK
Operating revenues	**44,702**	**6,029**	40,951	**82,741**	**11,159**	82,079	152,835
Depreciation, depletion and amortization	**3,670**	**495**	3,061	**6,637**	**895**	5,893	12,273
Other operating costs	**35,955**	**4,849**	31,825	**66,145**	**8,921**	62,676	118,518
Restructuring costs	**-**	**-**	-	**59**	**8**	-	961
Operating income	**5,077**	**685**	6,065	**9,900**	**1,335**	13,510	21,083
Equity in net income of non-consolidated investees	**(203)**	**(28)**	83	**(95)**	**(13)**	284	566
Interest income and other financial income	**288**	**39**	737	**874**	**118**	1,404	2,847
Other income, net	**142**	**19**	-	**219**	**30**	179	578
Earnings before interest expense and tax (EBIT)	**5,304**	**715**	6,885	**10,898**	**1,470**	15,377	25,074
Interest expense and foreign exchange (loss)	**1,754**	**237**	(1,146)	**922**	**124**	(2,323)	(3,609)
Income before tax and minority interest	**7,058**	**952**	5,739	**11,820**	**1,594**	13,054	21,465
Income tax expense	**(4,214)**	**(568)**	(3,633)	**(6,848)**	**(924)**	(7,834)	(13,750)
Minority interest	**(4)**	**(1)**	74	**-**	**-**	195	177
Net income	**2,840**	**383**	2,180	**4,972**	**670**	5,415	7,892
Earnings per share (in NOK and Euro)	**11.00**	**1.50**	8.40	**19.30**	**2.60**	20.90	30.50
Average number of outstanding shares	**257,637,050**	**257,637,050**	259,000,831	**257,635,619**	**257,635,619**	259,490,729	258,434,202

1) Presentation in EURO is a convenience translation based on the exchange rate at June 30, 2002, which was 7.4145.

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2002		June 30, 2001	December 31, 2001
Million, except per share data	**NOK**	**EURO**[1]	NOK	NOK
ASSETS				
Cash and cash equivalents	**7,148**	**964**	25,441	27,148
Other liquid assets	**2,281**	**307**	2,430	2,421
Receivables	**40,822**	**5,506**	36,378	34,960
Inventories	**17,481**	**2,358**	17,046	15,794
Total current assets	**67,732**	**9,135**	81,295	80,323
Property, plant and equipment, less accumulated depreciation, depletion and amortization	**112,163**	**15,128**	94,205	95,277
Other assets	**28,777**	**3,881**	21,598	22,322
Total non-current assets	**140,940**	**19,009**	115,803	117,599
Total assets	**208,672**	**28,144**	197,098	197,922
LIABILITIES AND SHAREHOLDERS' EQUITY				
Bank loans and other interest bearing short-term debt	**7,563**	**1,020**	8,572	8,458
Current portion of long-term debt	**2,570**	**347**	3,150	1,966
Other current liabilities	**41,208**	**5,558**	31,141	32,569
Total current liabilities	**51,341**	**6,925**	42,863	42,993
Long-term debt	**33,223**	**4,481**	39,666	37,853
Other long-term liabilites	**13,838**	**1,866**	9,342	10,127
Deferred tax liabilities	**35,065**	**4,729**	31,437	31,105
Total long-term liabilities	**82,126**	**11,076**	80,445	79,085
Minority shareholders' interest in consolidated subsidiaries	**1,235**	**167**	1,175	1,051
Shareholders' equity	**73,970**	**9,976**	72,615	74,793
Total liabilities and shareholders' equity	**208,672**	**28,144**	197,098	197,922

1) Presentation in EURO is a convenience translation based on the exchange rate at June 30, 2002, which was 7.4145.

NORSK HYDRO ASA and SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,			Year ended December 31,
	2002	**2002**	2001	2001
Million	**NOK**	**EURO[1)]**	NOK	NOK
Operating activities:				
Net income	**4,972**	**671**	5,415	7,892
Adjustments:				
Depreciation, depletion and amortization	**6,637**	**895**	5,893	12,273
Other adjustments	**(1,845)**	**(249)**	2,064	6,007
Net cash provided by operating activities	**9,764**	**1,317**	13,372	26,172
Investing activities:				
Purchases of property, plant and equipment	**(8,193)**	**(1,105)**	(5,562)	(14,348)
Purchases of other long-term investments	**(16,869)**	**(2,275)**	(926)	(1,663)
Net sales (purchases) of short-term investments	**(26)**	**(4)**	18	42
Proceeds from sales of property, plant and equipment	**429**	**58**	449	629
Proceeds from sales of other long-term investments	**916**	**124**	267	659
Net cash used in investing activities	**(23,743)**	**(3,202)**	(5,754)	(14,681)
Financing activities:				
Loan proceeds	**517**	**70**	445	408
Principal repayments	**(3,469)**	**(468)**	(802)	(2,865)
Ordinary shares purchased	**-**	**-**	(1,155)	(1,155)
Ordinary shares issued	**36**	**5**	45	92
Dividends paid	**(2,576)**	**(348)**	(2,470)	(2,470)
Net cash used in financing activities	**(5,492)**	**(741)**	(3,937)	(5,990)
Foreign currency effects on cash flows	**(529)**	**(71)**	(6)	(119)
Net increase (decrease) in cash and cash equivalents	**(20,000)**	**(2,697)**	3,675	5,382
Cash and cash equivalents at beginning of period	**27,148**	**3,661**	21,766	21,766
Cash and cash equivalents at end of period	**7,148**	**964**	25,441	27,148

1) Presentation in EURO is a convenience translation based on the exchange rate at June 30, 2002, which was 7.4145.

NORSK HYDRO ASA and SUBSIDIARIES

Notes to the condensed consolidated financial statements

1. ACCOUNTING POLICIES

The condensed consolidated interim financial statements and notes should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December, 2001 included in Norsk Hydro's Annual Report on Form 20-F. The condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (US GAAP). The interim financial statements are unaudited and reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented.

2. COMPREHENSIVE INCOME

Total comprehensive income is comprised of net earnings, net unrealized gains and losses on securities available for sale, net foreign currency translation adjustments, net investment hedges, cash flow hedges, and minimum pension liability adjustment. Total comprehensive income for the six months ended 30 June, 2002 and 2001, was NOK 1,753 million and NOK 5,014 million, respectively. The decrease was primarily due to higher foreign currency translation loss compared to the same period in the prior year.

Total comprehensive income for the year ended December 31, 2001 was NOK 6,967 million.

3. RESTRUCTURING COSTS

In October of 2001 Hydro decided to discontinue production of primary magnesium in Norway. As a result, Hydro closed the Porsgrunn magnesium production facilities in March of 2002, and has started dismantling and clean-up work. Dismantling and clean-up work are expected to be completed during 2003. As part of the closure of the plant facilities, restructuring costs totaling NOK 1,020 million were recognized. Restructuring costs of NOK 59 million and NOK 961 million were recorded in the first quarter of 2002 and in 2001 respectively. Of this amount, NOK 261 million was charged as an impairment loss on the plant facilities, and NOK 40 million was related to reduction in inventories due to obsolence. The remaining NOK 719 million of restructuring costs included termination costs for customer and supplier agreements, work-force reduction costs, and dismantling and clean-up costs.

The following table summarizes the types and amounts recognized as accrued expenses for the restructuring together with changes in the accrual for the six month period ended 30 June, 2002:

in NOK million	31 December, 2001	Additions* (Deductions)	Payment	**30 June, 2002**
Demolition Costs	316	-	(17)	**299**
Workforce severance	130	59	(156)	**33**
Shutdown cost of operations	98	-	(87)	**11**
Contract termination	116	-	(34)	**82**
Total	660	59	(294)	**425**

* Charged to the income statement

4. INVENTORIES

in NOK million	30 June, 2002	30 June, 2001	31 December, 2001
Finished goods	9,023	10,082	10,023
Work in progress	2,842	1,302	773
Raw materials	5,616	5,662	4,998
Total	17,481	17,046	15,794

5. CONTINGENCIES

Norsk Hydro and the European Commission have agreed to settle amicably the dispute related to the previous marketing of gas from the Norwegian Continental Shelf through the Gas Negotiation Committee (GFU).

The GFU system was abolished by Royal Decree on June 21, 2001. Consequently, the companies on the Norwegian Continental Shelf are now at liberty to sell their own gas individually. On this basis, Norsk Hydro has given the European Commission confirmation that it will market and sell its gas individually.

In accordance with its current trading practice, Norsk Hydro agreed to make available on commercially competitive terms a total of 2.2 bcm of gas to new customers in the period from June 1, 2001 to September 30, 2005. A part of this volume has already been contracted."

Hydro is involved in or threatened with various other legal, tax and environmental matters arising in the ordinary course of business. Hydro is of the opinion that resulting liabilities, if any, will not have a material adverse effect on its consolidated results of operations, liquidity or financial position.

NORSK HYDRO ASA and SUBSIDIARIES

INDIVIDUAL OPERATING SEGMENT

OPERATING REVENUES

	Second quarter		First half		Year
NOK million	**2002**	2001[1]	**2002**	2001[1]	2001[1]
Exploration and Production	**8,586**	8,502	**16,239**	17,337	33,282
Energy and Oil Marketing	**10,609**	11,812	**21,198**	24,295	43,959
Eliminations	**(5,834)**	(6,827)	**(10,735)**	(13,823)	(25,225)
Hydro Oil and Energy	**13,361**	13,487	**26,702**	27,809	52,016
Metals	**11,196**	8,227	**19,069**	17,596	31,892
Rolled Products	**4,708**	1,094	**6,246**	2,301	4,228
Extrusion and Automotive	**6,743**	6,003	**12,376**	11,896	22,487
Other and eliminations	**(4,167)**	(1,754)	**(6,039)**	(4,111)	(7,524)
Hydro Aluminium	**18,480**	13,570	**31,652**	27,682	51,083
Hydro Agri	**9,049**	10,121	**18,126**	20,107	37,407
Other activities	**6,229**	6,304	**11,160**	11,734	22,361
Corporate and Eliminations	**(2,417)**	(2,531)	**(4,899)**	(5,253)	(10,032)
Total	**44,702**	40,951	**82,741**	82,079	152,835

EXTERNAL REVENUES

	Second quarter		First half		Year
NOK million	**2002**	2001[1]	**2002**	2001[1]	2001[1]
Exploration and Production	**2,567**	1,635	**5,032**	3,413	7,848
Energy and Oil Marketing	**9,692**	10,675	**19,295**	21,924	39,450
Hydro Oil and Energy	**12,259**	12,310	**24,327**	25,337	47,298
Metals	**6,921**	6,513	**12,871**	13,966	25,378
Rolled Products	**4,513**	1,060	**5,992**	2,238	4,126
Extrusion and Automotive	**6,719**	5,826	**12,334**	11,551	21,854
Other and eliminations	**163**	94	**249**	(220)	(416)
Hydro Aluminium	**18,316**	13,493	**31,446**	27,535	50,942
Hydro Agri	**8,934**	9,995	**17,818**	19,734	36,809
Other activities	**5,184**	5,125	**9,131**	9,427	17,713
Corporate and eliminations	**9**	28	**19**	46	73
Total	**44,702**	40,951	**82,741**	82,079	152,835

1) Hydro has changed its presentation to include all unrealized gains and losses related to the LME contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

NORSK HYDRO ASA and SUBSIDIARIES

INTERNAL REVENUES

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Exploration and Production	**6,019**	6,867	**11,207**	13,924	25,434
Energy and Oil Marketing	**917**	1,137	**1,903**	2,371	4,509
Eliminations	**(5,834)**	(6,827)	**(10,735)**	(13,823)	(25,225)
Hydro Oil and Energy	**1,102**	1,177	**2,375**	2,472	4,718
Metals	**4,275**	1,714	**6,198**	3,630	6,514
Rolled Products	**195**	34	**254**	63	102
Extrusion and Automotive	**24**	177	**42**	345	633
Other and eliminations	**(4,330)**	(1,848)	**(6,288)**	(3,891)	(7,108)
Hydro Aluminium	**164**	77	**206**	147	141
Hydro Agri	**115**	125	**308**	372	598
Other activities	**1,045**	1,180	**2,029**	2,308	4,649
Corporate and eliminations	**(2,426)**	(2,559)	**(4,918)**	(5,299)	(10,106)
Total	**-**	-	**-**	-	-

DEPRECIATION, DEPLETION AND AMORTIZATION

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Exploration and Production	**2,348**	1,777	**4,320**	3,568	7,791
Energy and Oil Marketing	**57**	59	**110**	115	229
Eliminations	**-**	1	**-**	1	-
Hydro Oil and Energy	**2,405**	1,837	**4,430**	3,684	8,020
Metals	**323**	216	**517**	429	751
Rolled Products	**116**	27	**152**	55	104
Extrusion and Automotive	**266**	203	**473**	405	895
Hydro Aluminium	**705**	446	**1,142**	889	1,750
Hydro Agri	**303**	536	**601**	866	1,570
Other activities	**253**	235	**456**	441	912
Corporate and eliminations	**4**	7	**8**	13	21
Total	**3,670**	3,061	**6,637**	5,893	12,273

NORSK HYDRO ASA and SUBSIDIARIES

OPERATING INCOME (LOSS)

NOK million	Second quarter 2002	Second quarter 2001[1]	First half 2002	First half 2001[1]	Year 2001[1]
Exploration and Production	**3,394**	5,104	**6,702**	10,350	17,813
Energy and Oil Marketing	**292**	448	**691**	1,022	1,365
Eliminations	**-**	(1)	**-**	(1)	-
Hydro Oil and Energy	**3,686**	5,551	**7,393**	11,371	19,178
Metals	**568**	408	**824**	1,451	788
Rolled Products	**(76)**	10	**(90)**	37	58
Extrusion and Automotive	**55**	25	**31**	122	(228)
Other and eliminations	**164**	52	**291**	(282)	(433)
Hydro Aluminium	**711**	495	**1,056**	1,328	185
Hydro Agri	**604**	255	**1,562**	1,261	2,114
Other activities	**68**	(256)	**(26)**	(436)	(341)
Corporate and eliminations	**8**	20	**(85)**	(14)	(53)
Total	**5,077**	6,065	**9,900**	13,510	21,083

OPERATING INCOME - EBIT – EBITDA - FIRST HALF 2002

NOK million	**Operating income**	Non-cons. investees	Interest income	Selected Financial items	Other income	**EBIT**	Depr. And Amort.	**EBITDA**
Exploration and Production	**6,702**	18	13	10	77	**6,820**	4,321	**11,141**
Energy and Oil Marketing	**691**	47	12	1	-	**751**	110	**861**
Hydro Oil and Energy	**7,393**	65	25	11	77	**7,571**	4,431	**12,002**
Metals	**824**	(185)	5	54	-	**698**	567	**1,265**
Rolled Products	**(90)**	(21)	23	-	-	**(88)**	198	**110**
Extrusion and Automotive	**31**	16	9	(4)	-	**52**	473	**525**
Other and eliminations	**291**	-	-	-	-	**291**	-	**291**
Hydro Aluminium	**1,056**	(190)	37	50	-	**953**	1,238	**2,191**
Hydro Agri	**1,562**	33	111	32	166	**1,904**	677	**2,581**
Other activities	**(26)**	(3)	73	(159)	-	**(115)**	461	**346**
Corporate and eliminations	**(85)**	-	669	25	(24)	**585**	8	**593**
Total	**9,900**	(95)	915	(41)	219	**10,898**	6,815	**17,713**

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

EBITDA

NOK million	Second quarter 2002	Second quarter 2001[1)]	First half 2002	First half 2001[1)]	Year 2001[1)]
Exploration and Production	**5,776**	6,902	**11,141**	13,964	25,768
Energy and Oil Marketing	**379**	523	**861**	1,355	1,836
Hydro Oil and Energy	**6,155**	7,425	**12,002**	15,319	27,604
Metals	**715**	624	**1,265**	1,998	2,182
Rolled Products	**82**	36	**110**	91	162
Extrusion and Automotive	**331**	179	**525**	513	632
Other and eliminations	**164**	50	**291**	(283)	(433)
Hydro Aluminium	**1,292**	889	**2,191**	2,319	2,543
Hydro Agri	**1,198**	1,008	**2,581**	2,578	4,402
Other activities	**183**	88	**346**	108	1,215
Corporate and eliminations	**297**	560	**593**	1,005	1,993
Total	**9,125**	9,970	**17,713**	21,329	37,757

1) Hydro has changed its presentation to include all unrealized gains and losses related to the LME contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

OPERATING INCOME - EBIT – EBITDA - SECOND QUARTER 2002

NOK million	**Operating income**	Non-cons. investees	Interest income	Selected Financial items	Other income	**EBIT**	Depr. And Amort.	**EBITDA**
Exploration and Production	**3,394**	12	14	8	-	**3,428**	2,348	**5,776**
Energy and Oil Marketing	**292**	23	6	1	-	**322**	57	**379**
Hydro Oil and Energy	**3,686**	35	20	9	-	**3,750**	2,405	**6,155**
Metals	**568**	(211)	1	(1)	-	**357**	358	**715**
Rolled Products	**(76)**	(18)	22	(1)	-	**(73)**	155	**82**
Extrusion and Automotive	**55**	7	6	(3)	-	**65**	266	**331**
Other and eliminations	**164**	-	-	-	-	**164**	-	**164**
Hydro Aluminium	**711**	(222)	29	(5)	-	**513**	779	**1,292**
Hydro Agri	**604**	(24)	46	29	166	**821**	377	**1,198**
Other activities	**68**	8	38	(187)	-	**(73)**	256	**183**
Corporate and eliminations	**8**	-	309	-	(24)	**293**	4	**297**
Total	**5,077**	(203)	442	(154)	142	**5,304**	3,821	**9,125**

US GAAP

NORSK HYDRO ASA and SUBSIDIARIES

INVESTMENTS [1)]

NOK million	Second quarter 2002	Second quarter 2001	First half 2002	First half 2001	Year 2001
Exploration and Production	**7,695**	1,966	**9,888**	3,748	9,618
Energy and Oil Marketing	**117**	114	**194**	161	472
Hydro Oil and Energy	**7,812**	2,080	**10,082**	3,909	10,090
Metals	**633**	281	**11,136**	531	1,872
Rolled Products	**96**	18	**7,006**	29	201
Extrusion and Automotive	**173**	328	**4,373**	703	1,454
Hydro Aluminium	**902**	627	**22,515**	1,263	3,527
Hydro Agri	**431**	248	**626**	355	797
Other activities	**330**	251	**2,598**	468	1,372
Corporate and eliminations	**177**	104	**234**	229	542
Total	**9,652**	3,310	**36,055**	6,224	16,328

1) Additions to property, plant and equipment (capital expenditures) plus long-term securities, intangibles, long-term advances and investments in non-consolidated investees.

EBITDA

	2002		2001			
NOK million	**2nd qtr**	1st qtr [1)]	4th qtr [1)]	3rd qtr [1)]	2nd qtr [1)]	1st qtr [1)]
Exploration and Production	**5,776**	5,365	5,271	6,533	6,902	7,062
Energy and Oil Marketing	**379**	482	257	224	523	832
Hydro Oil and Energy	**6,155**	5,847	5,528	6,757	7,425	7,894
Metals	**715**	550	(365)	549	624	1,374
Rolled Products	**82**	28	25	46	36	55
Extrusion and Automotive	**331**	194	(91)	210	179	334
Other and eliminations	**164**	127	129	(279)	50	(333)
Hydro Aluminium	**1,292**	899	(302)	526	889	1,430
Hydro Agri	**1,198**	1,383	1,099	725	1,008	1,570
Other activities	**183**	163	471	636	88	20
Corporate and eliminations	**297**	296	501	487	560	445
Total	**9,125**	8,588	7,297	9,131	9,970	11,359

1) Hydro has changed its presentation to include all unrealized gains and losses related to the LME futures contracts at the Hydro Aluminium area level. Prior periods have been reclassified to be presented on a consistent basis.

NORSK HYDRO ASA and SUBSIDIARIES

QUARTERLY RESULTS

	2002		2001			
NOK million	**2nd qtr**	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr
Operating revenues	**44,702**	38,039	34,670	36,086	40,951	41,128
Operating income	**5,077**	4,823	2,832	4,741	6,065	7,445
EBITDA	**9,125**	8,588	7,297	9,131	9,970	11,359
Net income	**2,840**	2,132	1,144	1,333	2,180	3,235
Earnings per share (NOK)	**11.00**	8.30	4.40	5.20	8.40	12.40

	2002		2001			
EURO million	**2nd qtr**	1st qtr	4th qtr	3rd qtr	2nd qtr	1st qtr
Operating revenues	**6,029.0**	4,932.7	4,351.8	4,449.3	5,202.4	5,118.2
Operating income	**684.7**	625.4	355.5	584.6	770.5	926.5
EBITDA	**1,230.7**	1,113.6	915.9	1,125.8	1,266.6	1,413.6
Net income	**383.0**	276.4	143.6	164.4	276.9	402.6
Earnings per share (EURO)	**1.5**	1.1	0.6	0.6	1.1	1.5

Amounts have been converted to EURO for convenience using the end exchange rate (NOK/EURO) in effect during the quarters as follows:

	7.4145	7.7116	7.9667	8.1105	7.8716	8.0356

VAW ACQUISITION

VAW

In January 2002, Hydro entered into an agreement to purchase all the outstanding shares of the German aluminum company, VAW Aluminium AG, a leading aluminum company in Europe. The acquisition was completed on March 15, 2002. VAW is included in Hydro's consolidated results from that date. VAW has operations in more than 20 countries. The major part of these activities is located in the EU. In addition, VAW has important operations located in North America and the Pacific region.

The consideration for VAW amounts to EURO 1,911 million (NOK 14.9 billion). In addition, interest-bearing debt of EURO 703 million (NOK 5.5 billion) and pension obligations of approximately EURO 410 million (NOK 3.2 billion) were assumed. The acquisition was financed by Hydro's cash holdings.

Assets acquired and liabilities assumed in the VAW acquisition have been recorded at estimated fair value. Preliminary purchase price allocation is based on estimates for fair value of assets and liabilities in VAW. The preliminary allocation of purchase price does not indicate major intangible assets. Excess values are for the most part allocated to tangible fixed assets. The preliminary allocation does not indicate goodwill in the transaction.

Because VAW's inventories have been recorded at estimated fair values as of the time of the acquisition, cost of goods sold was unusually high in the first half year. The effect was NOK 253 million. Similar effects are not expected in later periods. Pro forma information for the first quarter of 2002 does not include this effect; instead, the information reflects the underlying earnings of VAW.

NOK million	
Preliminary allocation of purchase price:	
Cash and cash equivalents	410
Other liquid assets	12,448
Property, plant and equipment, less accumulated depreciation, depletion and amortization	15,261
Other assets	6,924
Total current liabilities	(11,166)
Total long-term liabilities	(8,606)
Minority shareholders' interest in consolidated subsidiaries	(356)
Estimated fair value of assets in VAW as of March 15, 2002	14,915

Purchase price allocation may be changed later.

PRO FORMA INFORMATION

The following unaudited pro forma information has been prepared assuming VAW was acquired as of the beginning of 2001.

	Second quarter		First half		Year
NOK million	**2002**	2001	**2002**	2001	2001
Operating revenues	**44,702**	47,887	**88,588**	96,064	180,567
Operating income	**5,266**	6,732	**10,447**	14,642	23,091
EBITDA	**9,314**	7,090	**18,424**	19,083	40,627
Net income	**2,955**	2,746	**5,179**	6,069	8,180
Earnings per share in NOK	**11.40**	10.60	**20.10**	23.40	31.60

VAW's results have been translated into Norwegian kroner at average exchange rates. Pro forma adjustments are made for the fair value adjustments relating to assets and liabilities, depreciation and the amortization of these adjustments as well as finance cost of the acquisition price and deferred tax related to the above mentioned adjustments.

However, no adjustment has been made for the fair valuation of inventories. Significant sales between the companies are eliminated.

The effect of other acquisitions and divestitures on accounting results for 2001 and 2002 is not material.

CHANGE IN PRESENTATION OF UNREALIZED GAINS AND LOSSES FOR LME CONTRACTS

Hydro Aluminium is susceptible to swings in both the aluminum price and currency exchange rates because of its activities in many different countries. To secure margins on physical contracts and to minimize its exposure to the aluminum price and US dollar exchange rate Hydro uses commodity derivatives for aluminum (LME contracts) and financial derivatives, primarily forward currency contracts. All derivatives are marked-to-market with the changes in the fair market value recorded in the income statement, except for certain derivative contracts designated as hedges. Changes in the fair market value of these contracts are recorded directly to shareholders' equity (hedge accounting).

Changes in the fair value of LME contracts (unrealized gains or losses) are recorded as an income or expense and are included in operating income and EBITDA, in addition to realized gains or losses.

Changes in the fair value of forward contracts and other financial instruments result in unrealized gains or losses that are recorded as foreign exchange gain or loss together with the realized effects. These foreign exchange gains and losses are classified as financial income and expense and are thereby not included in operating income nor EBITDA.

In contrast to Hydro, VAW accounted for most of its LME contracts, forward currency contracts and currency options under hedge accounting where the unrealized gains and losses were recorded directly to shareholders' equity and reclassed to operating income or operating expense matching the earnings impact of the hedged sales or purchases of aluminum. This accounting policy has been changed upon Hydro's acquisition of VAW so that all commodity and financial derivative contracts are accounted for in accordance to Hydro's accounting policy as described above.

For the second quarter of 2002 VAW's LME contracts resulted in a net, unrealized gain of NOK 140 million due to the decline in the LME price, while VAW's forward currency contracts resulted in a net, unrealized foreign exchange gain of approximately NOK 600 million primarily due to the weakening of the US dollar against the Euro.

Beginning from the second quarter of 2002 Hydro has changed its presentation of the effect of unrealized gains and losses associated with LME contracts. LME price exposure is managed centrally at the Hydro Aluminium level. All unrealized effects of these commodity derivatives are presented together on the "Other and eliminations" line at the Hydro Aluminium level and are not split between the different segments. When the contracts are realized, the realized gain and loss is recorded in operating income for the business segment. Unrealized and realized foreign exchange gain and loss on forward currency contracts and other financial derivatives is recorded as described above, and is still presented as a part of financial income and expense, which is not included in operating income and EBITDA.

SPECIFICATION OF THE CHANGE IN THE PRESENTATION OF UNREALISED GAINS AND LOSSES FOR LME CONTRACTS:

NOK Million	2002 1st qtr	2001 4th qtr	2001 3rd qtr	2001 2nd qtr	2001 1st qtr
Metals	(86)	**(140)**	334	(93)	314
Rolled Products	-	**-**	-	-	-
Extrusion and Automotive	(27)	**17**	(49)	65	17
Other and eliminations	113	**123**	(285)	28	(331)
Hydro Aluminium	-	**-**	-	-	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
NORSK HYDRO ASA

....

JOHN O. OTTESTAD
(Executive Vice President and
Chief Financial Officer)

Date: 22 July, 2002

Deloitte & Touche
Statsautoriserte Revisorer AS
Karenslyst allé 20
Postboks 347 Skøyen
N-0213 Oslo

Telefon: 23 27 90 00
Telefax: 23 27 90 01
www.deloitte.no

Deloitte & Touche

Norsk Hydro ASA
Oslo, Norway

We have reviewed, in accordance with standards established by the American Institute of Certified Public Accountants, the unaudited interim financial information of Norsk Hydro ASA and subsidiaries for the six-month periods ended June 30, 2002 and 2001 as indicated in our report dated July 22, 2002; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report, referred to above, which was included in your filing of quarterly information on Form 6-K for the quarter ended June 30, 2002 is incorporated by reference in the Registration Statements No. 333-8110 and No. 333-10580 on Form F-3.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

DELOITTE & TOUCHE AS

Deloitte & Touche

Oslo, Norway
July 22, 2002